December 29, 2005

VIA FACSIMILE AND EDGAR

Mr. William Choi

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re :	O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 15, 2005

File No. 0-21318

Dear Mr. Choi,

The purpose of this letter is to provide the detailed response of O’Reilly Automotive, Inc. (the “Company”) to the comments set forth in your letter dated December 15, 2005 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. For your convenience, each response follows the sequentially numbered comment copied in bold from your letter of December 15, 2005.

2004 Annual Report to Shareholders

Critical Accounting Policies and Estimates, page 30

1.

In future filings, please revise your discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also provide an analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please see SEC Release 33-8350.

Response:

In future filings, the Company will expand its disclosure of critical accounting policies to provide additional discussion of the assumptions and uncertainties that underlie the Company’s critical accounting estimates. In particular, the Company will emphasize that the nature of its assumptions requires judgment regarding uncertain matters and is susceptible to change. The Company’s disclosure will state that actual results could differ from the Company’s estimates, and that these differences could be material, if the Company were to employ different assumptions.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page 49

2.

We note that your LIFO reserve increased by $13.4 million in 2004 as compared to 2003 and that you reported a negative LIFO reserve at December 31, 2003. Please explain to us why the use of the LIFO method resulted in a negative LIFO reserve at December 31, 2003. Please also tell us what factors caused for the increase in the LIFO reserve in 2004.

Response:

The application of the LIFO method resulted in a negative LIFO reserve at December 31, 2003 due to a trend of decreasing prices for merchandise purchases. The Company has realized this price deflation in product costs over time due to greater purchasing power that has accompanied the Company’s growth. The negative LIFO reserve was the result of the Company’s consistent application of its method of accounting for inventory costs. The Company concluded that inventory at December 31, 2003 was stated at the lower of cost or market, despite the effect of price deflation on the LIFO reserve. This conclusion is supported by the positive gross margins realized by the Company on all of its product lines.

The increase in the LIFO reserve in 2004 is primarily attributable to the Company’s change in accounting method for inventory costs. As disclosed in Note 2 to the Consolidated Financial Statements on page 56, the Company, effective January 1, 2004, applied a new method under which inventoried costs include certain procurement, warehousing and distribution center costs in addition to the cost of merchandise purchases. The Company believes this application is preferable as it better matches revenues and expenses and is the prevalent method used by other entities within the Company’s industry. Due to the inflationary trend in these additional inventoried costs, which were predominantly comprised of labor and labor-related costs, the LIFO reserve increased substantially upon the change of application of accounting method.

Leases, page 55

3.

We note your disclosures on pages 38 and 55 regarding the correction of an error in lease accounting and that the cumulative effect of the error was recorded in the fourth quarter of 2004. Please tell us when (the date) and how you detected the error. Please also tell us your basis for recording the cumulative effect of the error in income for the fourth quarter rather than reporting the reporting the error as a prior period adjustment in accordance with paragraph 18 of APB 9. In particular, please provide us with your qualitative and quantitative assessment of materiality that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts. Refer to SAB Topics 5:F and 1:M.

Response:

In January 2005, the Company initiated a preliminary review of the adequacy of its lease accounting in response to announcements from other public companies that had identified errors in their application of lease accounting and guidance from the SEC issued in a letter from the Chief Accountant of the SEC to the AICPA. In its February 23, 2005 press release announcing fourth quarter 2004 earnings, the Company indicated that it was reviewing certain lease accounting practices and that it believed that any adjustments determined to be appropriate would be immaterial to its current and prior years’ financial results and condition. This review was completed and the conclusion as to the necessary error correction was determined on March 11, 2005. The Company concluded that it was appropriate to record the cumulative effect of the error correction in the fourth quarter of 2004 because the effect of adjustment would not be material to the current or prior periods.

As requested, the Company is providing a table to show the effects on net income and diluted net income per common share of the adjustment as if it had been retroactively applied to prior periods rather than recorded in full in the 4th quarter of 2004. This table supports the Company’s quantitative assessment that the effect of the correction would not be material to any of the prior periods presented.

	Net Income (in millions)			NI per Common Share – Assuming Dilution
	As Reported	Adjusted	Adjustment as a % of Net Income	As Reported	Adjusted	Adjustment as a % of Diluted EPS
2004[1]	$139.6	$143.9	3.1%	$2.51	$2.58	2.8%
2003	100.1	98.8	(1.3%)	1.84	1.81	(1.6%)
2002	82.0	80.9	(1.3%)	1.53	1.51	(1.3%)

1As reported amounts for net income and diluted net income per common share in 2004 include the $6.5 million cumulative adjustment of the error correction recorded in the 4th quarter of 2004. The adjusted amounts for net income and net income per common share exclude the $6.5 million cumulative adjustment and include an adjustment of $2.2 million that would relate to 2004 if the adjustment had been retroactively applied to all periods.

An adjustment to shareholders’ equity at January 1, 2002 of $1.9 million would have been made in addition to the adjustments shown in the table above if the Company had retroactively applied the adjustment to prior periods. This adjustment reflects the cumulative error correction for several periods preceding 2002 and is not material to shareholders’ equity at January 1, 2002. Furthermore, the portion of the $1.9 million adjustment attributable to any given period prior to January 1, 2002 is not material to net income or diluted net income per common share for that respective period.

The Company also conducted a qualitative assessment of the materiality of the error correction in accordance with SAB 99 to determine the likelihood that the item would impact the judgment of a reasonable user of the Company’s financial statements. The Company’s evaluation indicated that the lease accounting error, due to its relative insignificance during the time period in which the improper accounting was applied, did not mask a change in earnings or trends in earnings. The Company also determined that the misstatement did not hide a failure to meet analysts’ expectations as analysts generally would not have given strong consideration to a “non-cash” adjustment of this magnitude. The Company’s review noted that the accounting error would not have affected its compliance with regulatory requirements or loan covenants, nor would it have affected management’s compensation.

The Company also noted that its misapplication of lease accounting and subsequent correction was consistent with practices prevalent among numerous other registrants with operations similar to the Company’s. While these circumstances certainly did not provide justification for the continued application of the improper lease accounting method, they do indicate that the misstatement did not reflect concealment by management of an unlawful transaction or an intentional effort to manipulate earnings. In conducting its evaluation, the Company did not anticipate that the market would have a significant adverse reaction to the announcement of the error correction. While the Company acknowledges that the market reaction to the disclosure of a misstatement, when considered in isolation of other factors, is not sufficient evidence to conclude immateriality, the Company believes that the market performance of it shares subsequent to the announcement of the error correction supports the assessment of immateriality. Finally, the error correction did not impact the general business trends of the Company, which have been robust, and the Company concluded that the misstatement would not have influenced the judgment of a reasonable person in prior periods.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 417-874-7165.

Sincerely,

/s/ James R. Batten

James R. Batten

Executive Vice President of Finance and

Chief Financial Officer